1933 Act File No. 333-208597

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-2

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
PRE-EFFECTIVE AMENDMENT NO.
X	POST-EFFECTIVE AMENDMENT NO. 7

VERTICAL CAPITAL INCOME FUND

Principal Executive Offices

80 Arkay Drive, Suite 110, Hauppauge, NY 11788

1-631-470-2600

Agent for Service

The Corporation Trust Company

Corporation Trust Center

1209 Orange Street

Wilmington, Delaware 19801

Copies of information to:

JoAnn Strasser, Esq. Thompson Hine LLP 41 South High Street, 17th floor Columbus, OH 43215 (614) 469-3265	Richard Malinowski, Esq. Gemini Fund Services, LLC 80 Arkay Drive, Suite 110 Hauppauge, NY 11788 (631) 470-2734

DEREGISTRATION OF UNSOLD SECURITIES

On December 17, 2015, Vertical Capital Income Fund (the "Registrant") filed a registration statement on Form N-2 (File No. 333-208597) (the "Registration Statement") with respect to the registration of up to 34,000,000 shares of beneficial interest ("Shares") less shares previously sold. The Registration Statement was deemed effective on December 18, 2015, pursuant to Rule 486(b). The Registrant is no longer offering shares and has 10,380,002.924 Shares outstanding. In accordance with the undertakings made by the Registrant in the Registration Statement to remove from registration, by means of a post-effective amendment, any of the securities remaining unsold at the termination of the offering, the Registrant, by filing this Post-Effective Amendment No. 7, hereby removes from the Registration Statement any remaining unsold Shares.

This Post-Effective Amendment No. 7 shall become effective immediately upon filing with the Securities and Exchange Commission. The contents of Parts A and B of the registration statement filed with the Securities and Exchange Commission on January 28, 2019, pursuant to Rule 486(b) under the Securities Act; and the contents of Part C of the registration statement filed with the Securities and Exchange Commission on November 6, 2019, pursuant to Rule 462(d) under the Securities Act are incorporated by reference herein.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 and Rule 478 thereunder, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Dallas, State of Texas, on the 20th day of November 2019.

VERTICAL CAPITAL INCOME FUND

By: /s/ Michael D. Cohen

Name: Michael D. Cohen

Title: President

Note: No other person is required to sign this Post-Effective Amendment No. 7 to the Registration Statement on Form N-2 in reliance on Rule 478(a)(4) of the Securities Act of 1933.